I, OLIVIA DEL CARMEN CÁRDENAS LOERA (WITH ADDRESS AT TAJÍN # 700 COL. LETRÁN VALLE, 03650 MÉXICO, D.F., TEL. (5255) 5604-1361), OFFICIAL EXPERT TRANSLATOR DULY AUTHORIZED BY THE SUPREME COURT OF JUSTICE OF MEXICO CITY, THROUGH ITS *BOLETÍN JUDICIAL (COURT JOURNAL) NUMBER 11* PUBLISHED ON MARCH 8, 2021, ITEM 30 (PAGE 27) OF THE SPANISH-ENGLISH OFFICIAL EXPERT TRANSLATORS LIST, DO HEREBY CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE, ABILITY AND UNDERSTANDING, THE ATTACHED TRANSLATION IS A TRUE, CORRECT AND COMPLETE TRANSLATION INTO ENGLISH CONSISTING OF __72__ PAGE(S) OF THE ORIGINAL DOCUMENT IN SPANISH ALSO ATTACHED HERETO.

CERTIFIED ON _February 21th, 2022._

LIC. OLIVIA CÁRDENAS L.
PERITO TRADUCTOR AUTORIZADO
POR EL H. TRIBUNAL SUPERIOR
DE JUSTICIA DE CDMX

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Code of Conduct

November 2021[1]

This Manual is the exclusive property of
HR Ratings de México, S.A. de C.V.

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[1] Amendments and/or additions to this Code of Conduct with respect to the October 2020 version will come into effect on February 21st, 2022.

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CONTENTS

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I. Purpose

This manual sets the minimum standards of conduct and professional practice for all employees, management, shareholders and board members of HR Ratings de México, S.A. de C.V. and its affiliates, subsidiaries, representative offices, and branches established in any country ("HR Ratings" or the "Agency"), to ensure that all such persons comply with the highest standards of ethics, justice, honesty, integrity and objectivity in their relationships both within and outside the Agency (the "Code").

This Code is based on the Fundamental Principles of Conduct for Ratings Agencies, published by the International Organization of Securities Commissions ("IOSCO"), which indicates international principles to ensure the transparency and reliability of the rating process. It is also based on the guidelines set by Mexico's National Banking and Securities Commission ("CNBV") in the Provisions applicable to Securities Rating Agencies (the "Provisions") and other provisions applicable in those countries where HR Ratings operates.

It is the responsibility of Agency employees, management, board members and shareholders to read this Code carefully so as to fully understand and put its content into practice. For such purpose, they will be required to sign an electronic copy of this Code, which must be countersigned every 6 (six) months or whenever any amendments are made to this document.

Any violation of the guidelines included in this Code will be evaluated to determine the gravity of the same and the corresponding sanctions, which range from verbal or written warnings to dismissal.

HR Ratings will not, under any circumstance, make any exceptions to any of the provisions and policies included in this Code.

II. General principles

A fundamental principal of HR Ratings is the performance of its activities in strict observance of the law and other applicable regulations, in accordance with sound market practices and to the highest standards of justice, honesty, integrity, transparency and objectivity.

HR Ratings operations are governed by this Code, the Internal Control Manual, the General Operations Plan, the Human and Material Resources Manual, the Administrative Protocol and the Technological Infrastructure Protocol (jointly, the "Internal Rules"), and also by the Agency's rating methodologies and regulations applicable to securities rating agencies.

The Agency's Internal Rules are prepared and approved by the Agency's Regulations Committee and approved by the Board of Directors.

HR Ratings posts this Code for the public on its website free of charge, with amendments to the Code requiring approval by the Agency's Board of Directors. HR Ratings will publish any amendments to the Code by this same means.

The Compliance Department is responsible for overseeing compliance with the Internal Rules and other regulations applicable to HR Ratings in its capacity as a securities rating agency, by the Agency itself, its shareholders, board members, management and other employees.

The Compliance Department will conduct reviews of HR Ratings operative employees at least once a year to verify their knowledge of the Internal Rules and the regulations applicable to HR Ratings as a rating agency.

Logistics staff, director's assistants, receptionists, as well as cleaning and maintenance staff are not required to participate in this review.

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III. Quality in the provision of rating services

HR Ratings will take the following actions to ensure the quality of the service provided to the issuer or entity that requests or is subject to rating before and during the rating process in accordance with sound market practices and uses.

Internal policies outlined in the General Operations Plan will be observed when the rating has been requested by a third party other than the entity or issuer to be rated. All HR Ratings de México ratings will be under contract or agreement in accordance with the Provisions.

HR Ratings may issue unsolicited ratings, for which the Agency will receive no payment. HR Ratings may sign a confidentiality agreement (Non-Disclosure agreement or "NDA") with the entity rated, as may be required by applicable law. Unsolicited ratings will be prepared using the same methodologies as requested ratings and will follow the same rating process, as applicable. HR Ratings will monitor unsolicited ratings and may withdraw these ratings at any time.

Prior to provision of the service, HR Ratings will provide the entity, through the Business Development Department: (i) this Code; (ii) the Agency's methodologies and rating scales, with the indication that both these documents and the Code are available for consultation on the HR Ratings website; and (iii) the rates or fees charged by the Agency for the provision of its services.

HR Ratings will provide the entity or issuer with a detailed explanation of the methodologies to be used during the rating process in question and will receive any questions or comments the entity may have in this regard at any time during the rating process through the Chief Credit Officer or the Head of the corresponding Department.

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The Agency, through the Chief Compliance Officer, will respond in detail to any concern the entity or issuer may have regarding the application or interpretation of this Code on request from the entity or issuer.

HR Ratings will inform the entity, through the service contract, of the manner and frequency the entity or issuer will be expected to deliver the information necessary for the Agency to perform the corresponding analysis and assign a rating.

HR Ratings will perform the analysis for the assignment of a rating based on the information provided by the entity and on available public information. This analysis will be in strict adherence to the methodologies and models reviewed and agreed by the Agency's Methodology Committee, with approval by the Board of Directors, and the rating procedure indicated in the Agency's General Operations Plan.

If the corresponding analysis should deviate from the rating methodologies this will be expressed in a technical note explaining the reasons for the deviation which will be presented to the Agency's Methodologies Committee in accordance with the General Operations Plan. This note will be added to the Agency's file for the entity.

When the Business Development Department receives a request to determine the rating of entities, issuers or operations that are significantly different from those usually rated by HR Ratings, or in the case of atypical, exotic, or special entities, offerings, or instruments, it will notify the corresponding Area Director so the Area Director can analyze the feasibility of the corresponding analysis together with the Chief Risk Officer. To this effect, it must be determined whether the Agency has sufficient capacity, access to necessary information and sufficient resources to prepare this type of rating. The evaluation will be documented in a log by the Area Director. However, if this is not feasible, the rating process will be suspended and the entity or issuer informed of the situation in accordance with the General Operations Plan.

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HR Ratings will not consider ratings assigned by other ratings agencies for the underlying assets when said rating fails to meet the minimum requirements for use in accordance with Agency's methodology, as applicable.

HR Ratings will ensure the structure and voting process of the Credit Analysis Committee adhere to the policies and guidelines approved by the Board of Directors to this effect, as indicated in the Agency's General Operations Plan.

HR Ratings will perform, through its independent board members or the person designated by them, statistical analyses to evaluate the effectiveness of methodologies and processes used for the study, analysis, opinion, evaluation and report on the credit quality. It will also determine whether the work of the technical personnel that used the rating methodologies requires review in accordance with the General Operations Plan.

These analyses will be performed annually at minimum in accordance with the following:

- Information from the Agency's internal electronic system (HTRON) will be used for the provision of ratings services.

- Transition matrices will be prepared based on information from this internal electronic system (HTRON). These are tools used to evaluate the performance and stability of ratings the Agency assigns. HR Ratings expects its ratings to be stable over time with a low probability of significant change in the short term. The transition matrices are therefore effective tools for verifying the quality and effectiveness of the rating methodologies used by the Agency for determining whether the work of the technical personnel that used the rating methodologies requires review. In addition, transition matrices are used to verify that the relative degree of risk assigned to the Agency's ratings is unified for different types of assets.

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- Transition matrices are prepared in accordance with the General Operations Plan and the special requirements outlined in the regulations for the country where HR Ratings is authorized, recognized, or certified to operate as a ratings agency.

- Transition matrices are published annually on the Agency's website for consultation by the market and are available to any person requesting them in writing from HR Ratings.

The Agency reviews its rating methodologies and models at least once a year or when any of the following circumstances necessitates adjustment of these methodologies and models:

- Due to the results of statistical analyses prepared by independent board members or the person delegated this task concerning rating methodologies.

- When amendments to the regulations applicable to rating agencies, or the regulations to which the issuers, entities, or operations rated by the Agency are subject, affect the Agency's rating methodologies or models.

- When in practice the suitability of the processes and terms established in any rating methodology or model require clarification.

- When relevant comments received from market participants regarding the Agency's current methodologies are received through the HR Ratings website or any other means of communication.

The ratings methodologies and models will be reviewed at a meeting of the HR Ratings Methodology Committee. The Committee will evaluate the factors that could result in an amendment and, if applicable, propose the relevant amendments which will be documented in the corresponding minutes.

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The methodologies and models for rating asset-backed securities will be reviewed at least once a year to ensure they remain appropriate in the event of any relevant changes in the risk associated with these assets.

Once the Methodology Committee has issued its opinion on any amendment or addition to the rating methodologies and models, the Committee will analyze whether the ratings assigned under the previous methodology and model should be reviewed.

Amendments or additions agreed by the Methodology Committee will be submitted for the consideration and approval of the Board of Directors, taking into consideration the methodological procedure indicated in the section *"Process for the Development and Amendment of Methodologies"* of the HR Ratings General Operations Plan. The documents and information used to approve the methodologies and models must use, for its identification, the filing date, name of the model or methodology, document it replaces, if applicable, and any other data considered relevant.

Once the amendments or additions to a methodology have been published, the Agency will use the new methodology for subsequent ratings and inform the public of the potential effects of the new methodology on ratings once the review process has been completed. If necessary, HR Ratings will issue a new rating for the instruments in question within a period of 6 (six) months from when the new methodology comes into effect. HR Ratings must refrain from reviewing and, if applicable, assigning a new rating if analysis indicates that thew change in methodology or model does not affect the previously assigned rating.

HR Ratings will refrain from engaging in the following practices:

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- Conditioning a rating or its amendment on the entity or issuer, or persons who are members of the same business group, purchasing or contracting any other product or service offered by HR Ratings including services related to the assignment of preliminary ratings.

- Ensuring or guaranteeing, implicitly or explicitly, a rating determined prior to the completion of the corresponding analysis by the Credit Analysis Committee and publication of the official rating.

HR Ratings shall conduct the following practices:

- Clearly indicate on all documents made public, such as analysis reports, press releases and rating letters, that ratings are opinions issued in the name of the Agency and not the Agency's management or technical personnel; that they are not recommendations to buy, sell, or hold any instrument or to invest or conduct any type of business; that they may be subject to adjustment at any time and are based solely on the characteristics of the entity, issuance and/or operation, independent of any business activity between the ratings agency and the entity or company. The preceding is on the understanding that HR Ratings bases its ratings and/or opinions on information taken from sources considered accurate and reliable. However, HR Ratings does not validate, guarantee, or certify the precision, accuracy, or completeness of any information. Consequently, HR Ratings is not responsible for any error or omission in said information or, if it is incorrect or inaccurate, for the results obtained when using this information.

- Monitor its ratings monthly, quarterly, or semiannually, depending on the type of entity, issuer, operation, or instrument and will also perform an annual review, as provided for in the Agency's General Operations Plan and in accordance with the terms established in the service agreement entered into with the entity or issuer. The only exceptions to the above are those cases for which, at the time the rating is published, the Agency clearly and emphatically indicates it will not provide future updates.

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- Review ratings in strict adherence to rating methodologies and models, as well as the procedure established in the Agency's General Operations Plan and other Company Regulations.

- Maintain open communication with market participants through the person(s) designated by the Board of Directors to this effect for the receipt and response to questions, suggestions, or complaints that may be raised with the Board of Directors for improvements to the design and suitability of HR Ratings policies.

- HR Ratings will definitively suspend the rating procedure in the following cases:

  a) When the complexity of an asset-backed security or a lack of historical information for the underlying assets would affect the credibility of the rating.

  b) When the entity fails to provide the minimum information requested by the Agency in the form and within the term requested for such purposes.

  c) When there is pressure from any entity that would preclude the analysis team from performing its work objectively and independently.

- Structure its analysis team to ensure the continuity of each team member in their respective functions and thereby guarantee fairness in the rating process.

- Maintain guidelines and policies for the rotation of committee members or analysts responsible for rating procedures, as well as for the gradual introduction of successors on these committees or technical personnel for the same entity or issuer and will establish maximum periods of service in each area of responsibility. These guidelines are set forth in the General Operations Plan and are approved by the Agency's Board of Directors.

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- Regarding asset-backed Securities, HR Ratings will prepare a document explaining the reasons for the differences between the results of the quantitative models used and the rating assigned by the rating agency for the corresponding Security. This document must be retained for a period of 5 (five) years.

- HR Ratings will differentiate the ratings of asset-backed Securities from ratings related to traditional corporate bonds, preferably by means of a different rating symbology, and explain the meaning of said difference. In addition, HR Ratings must clearly define a specific rating symbol and apply it consistently for all Securities it is assigned.

HR Ratings will not be able to establish or imply that it is a securities rating agency recommended, approved, designated and/or endorsed by the United States of America and/or any federal agency of the government of that country.

IV. Complaints

The HR Ratings' complaints procedure will be as follows:

1. For the purposes of this section, the term "complaint" will be understood as any communication received from the persons who have signed a service contract with HR Ratings, users of the ratings the Agency assigns, HR Ratings personnel and the general public with respect to the following:

   a) The ratings assigned by the Agency and the performance of the technical personnel responsible for preparing and monitoring credit quality reports, including adherence to the rating methodologies used during the rating process, including the commencement, determination, maintenance, surveillance, adjustment, or withdrawal of the rating.

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b)   The Agency's rating methodologies and models.

c)   Compliance by HR Ratings or any HR Ratings employee with regulations applicable to rating agencies in Mexico, the United States, or any other country or region where HR Ratings is registered, authorized, recognized, or certified to operate as a rating agency.

d)   Compliance by HR Ratings or any HR Ratings employee with the Agency's internal policies and procedures.

Opinions regarding the activities of HR Ratings not related to the determination, monitoring, amendment, maintenance, or withdrawal of a rating shall not be considered a complaint.

2.   Complaints may be presented through the section "Contact" /Subject: Complaints" on the HR Ratings website, www.hrratings.com, indicating the name of the complainant, their email address, the company they represent and the subject of the complaint. In addition, complaints may be presented anonymously, through the section "Contact", choosing the option "Anonymous Complaints" on the website, providing only the details of the complaint.

3.   Complaints may also be presented in writing to the HR Ratings Compliance Department at the following address: Guillermo González Camarena No. 1200, Piso 10, Colonia Centro de Ciudad Santa Fe, Delegación Álvaro Obregón, C.P. 01210, Ciudad de México, or by phone to the Chief Compliance Officer at (+52) 55 15 00 31 30.

4.   HR Ratings employees who by any means, whether verbal or written, receive a complaint from a third party, will forward said complaint to the Compliance Department by email to: compliance@hrratings.com.

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5. HR Ratings employees will notify the Chief Compliance Officer by email when they learn of any complaint against the Agency or its employees received from a third party or mentioned in any newspaper, newscast, or any other mass media.

6. HR Ratings employees will seek clarification from the Compliance Department if they have any doubt as to whether communication received from an entity, issuer or media constitutes a complaint in the terms indicated in this section. For this purpose, the Compliance Department will take into consideration the opinion of the Risk Department.

7. The Agency will have a log for the control of and follow-up on complaints. This will be analyzed and resolved by the Chief Compliance Officer and the Chief Risk Officer.

8. HR Ratings will analyze all complaints received and will take all internal measures established to solve them and avoid any recurrence.

9. The Compliance Department will respond to complaints where contact information has been provided within a period of 30 (thirty) business days from the date the complaint was received.

    In the case of opinions or comments, the Compliance Department, together with the Risk Department, will specify the cases where such comments or opinions providing contact information require a response from HR Ratings.

10. In the case of anonymous complaints for which no contact information is provided, HR Ratings will analyze the complaint and, if applicable, take the appropriate internal measures.

11. All complaints will be documented in a follow-up and control log, along with the external or internal attention given to each of them.

V. Prevention of the misuse of non-public or confidential material information

V.1 Non-public or confidential material information

Non-public or confidential material information will be understood as all information received by HR Ratings from an entity, issuer or member of the same business group, or from their accountants, attorneys, or other agents, which is visibly classified by the sender as non-public or confidential, or regarding which the entity or issuer has requested HR Ratings treat it as such in writing.

Non-public or confidential material information does not include information made public through any means not attributable to HR Ratings prior to or at the time of its disclosure to HR Ratings. In addition, non-public or confidential material information will not include information for which the entity or issuer has given authorization for its dissemination or that which may be required by any authority.

The handling of and treatment given to non-public or confidential material information will be subject to that set forth in this Code, the Internal Control Manual and the non-disclosure agreements entered into between HR Ratings and the entities or issuers rated, between HR Ratings and its employees, and between HR Ratings and its suppliers who may have access to this type of information.

The General Compliance Department will be the area responsible for overseeing compliance with HR Ratings policies on the prevention of the misuse of non-public or confidential material information by the Agency's employees, management and board members, for which compliance audits may be performed in accordance with the terms set forth in the Internal Control Manual.

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V.2   Measures to protect non-public or confidential material information

HR Ratings has established the following policies and mechanisms to ensure non-public or confidential material information is used solely and exclusively for the tasks of the Agency as a rating agency and to prevent the misuse of non-public or confidential material information.

V.2.1   Reception of information

The Agency may receive confidential information by email sent to any Agency employee authorized to intervene in the matter or who has been designated to this effect in accordance with that established in the Internal Control Manual and the General Operations Plan.

V.2.2   Protection of files and non-public or confidential material information

- All Agency employees and management who handle information provided by entities or issuers must adhere to the policies and guidelines for the handling, protection, access and safeguarding of information and files as indicated in the HR Ratings Internal Control Manual.

- All HR Ratings employees and management will clear their desks of information at the end of the workday and whenever they are away from their desk. They will also shred any documents no longer in use.

- Agency employees are strictly prohibited from removing papers, physical files and electronic files containing non-public or confidential material information from the Agency's offices.

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- HR Ratings employees are strictly forbidden from transmitting, distributing, or sending information classified for internal use outside the Agency. Information for internal use is information provided by the entities or issuers, work documents containing non-public or confidential material information, or documentation obtained or generated in the performance of their duties.

V.2.3 Access to offices

As an additional protection measure for files and non-public or confidential material information, access to HR Ratings offices will be restricted by fingerprint recognition and visitors will be received in meeting rooms located in spaces physically separated from the Agency's operations.

VI. Transparency and disclosure of information

VI.1 Transparency

1. HR Ratings will take the following measures to guarantee the transparency of its activities:

   o Inform entities and issuers, prior to the signing of the service contract and through the Business Development Department, of the current rates or fees for the provision of its rating service. In addition, HR Ratings will inform entities and issuers through this same department of adjustments made to annual maintenance fees prior to the payment date for the annual renewal.

   o Prior to the publication of a rating or amendments, whenever feasible HR Ratings will provide the entity or issuer with all relevant information as well as the principle factors considered in the assigning of a rating. HR Ratings will also consider any clarification

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made by the entity or issuer that would result in a more accurate rating in accordance with the procedure established in the Agency's General Operations Plan. Under no circumstances will HR Ratings offer additional services or renegotiate any clause in the service contract as a result of the clarification procedure outlined here.

HR Ratings may publish a rating, or an amended rating without previously informing the entity or issuer rated in the event of any circumstance that would directly affect the rating and of which market participants should be informed immediately, given the material impact the event could have on their perspective of the corresponding entity, issuer, or transaction.

If HR Ratings fails to deliver to the entity or issuer rated the analysis report or press release prior to the publication of a rating, HR Ratings must do so immediately after publication and provide details of the reasons for the delay.

o The press release announcing the rating shall include the items indicated in the Agency's General Operations Plan as well as those in the Provisions and in local regulations applicable to HR Ratings. This shall be written in clear and easily understood language.

o If HR Ratings has received revenue from issuers or entities for items that are not included in the service provided for the rating of securities, HR Ratings will indicate the portion such revenue represents in relation to the aggregate revenues earned by each entity or issuer as a result of their main activity.

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- o Upon publication of a rating, HR Ratings will not disclose any non-public or confidential material information pertaining to the entity or issuer, in accordance with their instructions.

- o Ratings not required for securities offerings may be kept private until said entity or issuer requests their publication. The assigned rating may be published without convening the Credit Analysis Committee to agree this publication, unless additional information has been provided or there are new elements that may have an impact on the rating assigned.

2. The obligation to publish initial ratings for possible securities offerings applies only in countries where this is required by law.

3. Inappropriate dissemination within and outside HR Ratings of a pending rating action before publication of the credit rating on the Internet or through another readily accessible means is strictly prohibited.

4. HR Ratings will publish the following information on its website free of charge and non-selectively:

- o Press releases for assigned ratings, amendments of these ratings, or the withdrawal of ratings, as well as decisions to suspend the follow-up for a rating and the reasons for such action. The foregoing with the exception of private ratings which shall be sent solely to the requesting entity or issuer. Press releases will be available on the Agency website for a period of at least 12 (twelve) months from their date of publication.

  In addition, HR Ratings will issue a press release if an entity decides to rescind their service contract when it is known that this rescission was in response to a rating downgrade. This will be issued on the business day following rescission.

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- o Historical information on annual default rates for each of the rating categories and transition matrices across assigned ratings.

- o Methodologies used for the rating of entities, issuers and/or Issues, and any substantial amendment of these documents and the rating process.

- o In the case of amendments to the rating methodologies and procedure, the reason or justification of said amendments will be indicated and they will be analyzed to determine whether they could result in changes to any current rating.

- o Notice of the existence of any significant error identified in any procedure or methodology that could result in any change to a current rating.

- o Comments received from the market, in general, through the HR Ratings website regarding new methodologies or amendments to methodologies as well as comments related to a current methodology and the corrective action taken.

The Agency will maintain publicly the comments received regarding the draft for a new methodology or amendment of a methodology for a minimum of 10 (ten) calendar days from the date the corresponding draft is published.

Comments received regarding a current methodology will be maintained on the Agency's website until the methodology in question is amended and the draft is published to receive new comments from the market.

- o The follow-up processes for a rating, the frequency of reviews, and also the criteria for the withdrawal or suspension of a rating.

- o The structure and voting process for committees that determine the ratings and their follow-up, if applicable.

- o Scales, nomenclatures and their definitions, and the definition of default as agreed by the Methodology Committee.

- o A list of ratings assigned to each entity or issuer from the date of the initial rating action. The foregoing provided the rating has been amended.

- o This Code and its amendments, within a period of 2 (two) business days following the date they have been approved by the competent authority for such purposes.

- o Contact information for:

  - □ Any question from any market participant regarding the rating methodologies.
  - □ Any question from any market participant regarding the Agency's internal regulations.
  - □ Development of business and entities or issuers.

- o The annual report, approved by the Board of Directors, containing relevant information on the activities of HR Ratings, its structure, the number of ratings assigned, changes to the Agency's policies, procedures, and other relevant items during the corresponding year. The report will be released the same day it is submitted to the CNBV.

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- o The powers of the Board of Directors and independent board members, as well as the number of independent board members serving the Agency, including the statement explaining that these board members do not fall within any of the categories indicated in sections I to V of article 26 of the Securities Market Act.

- o Initial ratings, as well as changes, amendments, or cancellations of ratings, on the date they are issued.

- o A list of public ratings and any upgrades, downgrades or amendments during the previous month within the first 5 (five) business days of each month.

- o A history of ratings assigned for each entity, issuer, securities or instruments rated by HR Ratings.

VI.2 Dissemination of information

Ratings, as well as any changes, amendments or cancellations, will be published on the same day through stock exchanges via their electronic systems for sending and disseminating information, to the CNBV via the Securities Information Transfer System ("STIV-2"), and to the general public via the HR Ratings website and electronic communications networks.

VI.3 Communication with the media

- • Only people authorized for such purposes by the Agency are permitted to communicate with the media.

- • The Chief Credit Officer, as well as the Departments Heads and/or lead analysts participating in the analysis process for an entity, issuer and/or operation, may make comments to the media regarding the entities, issuers and/or operations they have rated, provided HR Ratings has already released the rating via the corresponding means.

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- No Agency employee will publicly contradict the official opinion of the Credit Analysis Committee regarding any rating or opinion.

- Any member of management that participates in an interview or has any type of communication with the media will maintain a professional attitude, at all times minding their language and tone, and paying special attention to the adjectives they use. Expressions such as "horrible", "incredible", "fantastic", "the worst" and "the best" must not be used during any communication with the media. The member of management is responsible for establishing the bases, topics and rules of conversation prior to any radio, television or press interview.

- Employees not authorized by the Agency to communicate with the media will refrain from making any comments and, if asked by the media, will not respond to questions.

VI.4   Rumors

HR Ratings employees, management, shareholders and board members are prohibited from starting, circulating, or spreading sensationalistic rumors that could affect the reputation of the Agency or any entity or issuer rated by HR Ratings.

The sanctions imposed for starting, circulating, or spreading rumors will depend on the impact on the continuity of the Agency's operations, which will be evaluated by the HR Ratings Chief Compliance Officer together with the Chief Risk Officer in accordance with **Appendix 11 "Criteria for determining the severity of violations of Company Rules"**.

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VII. Conflicts of interest

Given the complexity of their work environment and the duties they perform, Agency employees and management are exposed to potential conflicts of interest. The term conflict of interest is understood as any situation, usually of a financial or personal nature, which could influence the judgment of an individual and prevent them from making objective, fair and independent decisions.

VII.1 Identifying conflicts of interest

A conflict of interest, which would preclude the participation or influence of a manager or analyst in the determination of a rating, is considered to exist when:

- In the 12 (twelve) months prior to the start of the rating process, they have served as a board member, manager, or employee at the entity or issuer to be rated, at any entity which is a member of the same business group as the entity or issuer to be rated or has had any business dealings that could create a conflict of interest with said entities or issuers.

- Their spouse, partner, or any second-degree blood relative holds any management or senior management position with the entity or issuer to be rated. The category of second-relative includes the parents, children, grandparents, siblings and grandchildren of the employee.

- They engage, or have engaged in, during the 12 (twelve) months prior to the start of the rating process, any other relationship that could cause a conflict of interest with the issuer and/or

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offering to be rated or with any entity which is a member of the same business group as the entity or issuer in question.

- They have received or are in the process of receiving a loan, credit, goods, yield, or service from the entity or issuer at better than market conditions or have engaged in a business relationship with the entity or issuer at better than market conditions.

- They perform transactions involving the securities of an entity or issuer rated or being rated, in accordance with section VII.2.3 "Securities Transactions" of this Code.

- They participate in the sale or promotion of a product or service offered by HR Ratings or are influenced by sales or commercial considerations.

The Compliance Department will maintain an updated log on the Agency's internal electronic system (HTRON) of any person that presents a potential conflict of interest with any entity or issuer rated by HR Ratings. Only the Agency's Chief Executive Officer, Chief Risk Officer, Chief Credit Officer, Operations and Compliance Department personnel, as well as the Agency's analysis managers and the Board of Directors, will have access to these records.

VII.2 Measures to eliminate conflicts of interest

The Agency has established the following measures to prevent employees, management and board members from being exposed to potential conflicts of interest:

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VII.2.1   Objectivity, Independence and integrity

- The evaluation and analysis process for the rating of an entity, issuer and/or issue must be performed in strict adherence to the procedures set forth in the General Operations Plan and in the rating methodologies and models approved by the Agency's Board of Directors.

  The Chief Credit Officer will oversee that individuals participating in the rating process perform the evaluations or corresponding analyses in adherence to the procedures set forth in the Agency's General Operations Plan and based on the applicable rating methodologies and models.

  The foregoing is without prejudice to the ability of the independent members of the Board of Directors to perform compliance audits on the rating methodologies and models, either directly or through the designated person. The Board of Directors will approve the results of audits performed to verify compliance with the rating methodologies and models.

  For their part, the Chief Compliance and Risk Officers may verify compliance with the rating procedure set forth in the Agency's General Operations Plan at any time.

- The remunerations received by board members, managers and technical personnel involved in the rating process, and all employees in general, are completely independent from revenues received by HR Ratings for the ratings assigned to any particular entity or issuer and/or issue in accordance with the remuneration policies approved by the HR Ratings Board of Directors. These policies will be reviewed periodically to ensure the objectivity of the rating process is not compromised.

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- Under no circumstances shall a rating be paused or eliminated when this may lead to the entity or issuer, or any investor, the Agency itself, or any other market participant suffering any economic, financial, political, or legal impact, including the rescission of the service agreement between HR Ratings and the entity or issuer.

- The ratings issued by the Agency or any rating action must not be affected by the existence or potential existence of a commercial relationship with the entity or issuer to whom the services are rendered, or to other entities that are members of the same business group or with any third party.

- HR Ratings' employees are forbidden to provide recommendations or proposals to issue securities for which they will provide their services for the study, analysis, issuing of an opinion, evaluation or determination of credit quality, or concerning the activities of the issuer, the underwriter or any other participant in said offer.

- Economic Dependency Criteria

    1. With respect to regulation applicable to HR Ratings in Mexico, the following apply:

        - HR Ratings will refrain from providing its services when the revenues the Agency would receive from an entity or issuer wishing to engage its services, or the people who form part of the same business group or consortium to which the entity or issuer belongs, jointly represent 10% (ten per cent) or more of the total revenues received by HR Ratings during the year immediately preceding that when the corresponding service is to be provided.

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Regarding states or municipalities, HR Ratings shall refrain from providing its services in the following cases:

a) When the sum of the revenues received from a state or municipality represent 5% (five percent) or more of HR Ratings' total revenues received during the year immediately preceding that when the corresponding service is to be provided.

b) When the sum of revenues received from a state and its municipalities would represent 10% (ten percent) or more of HR Ratings' total revenues received during the year immediately preceding that when the corresponding service is to be provided. This condition will only apply when the state acts as guarantor for the transactions of these municipalities.

The calculation of the revenues indicated above will consider all revenues HR Ratings would receive from said states or municipalities, including those for services to assess the credit quality of securities issued by trusts for which the state or municipality is the trustor.

2. With respect to regulation applicable to the Agency as a ratings agency registered and regulated by the Securities and Exchange Commission ("SEC"):

- HR Ratings shall refrain from providing its services when the revenues received by the Agency from an entity or issuer that intends to engage its services, or the people who form part of the same business group or consortium to which the entity or issuer belongs, jointly represent 10% (ten per cent) or more of the total revenues received by HR Ratings during the current tax year.

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VII.2.2 Separation of functions

- HR Ratings applies a policy of separation of functions to ensure that personnel responsible for preparing the studies for the assignment of ratings are completely separated from any activity related to the promotion and sale of the services HR Ratings provides and management of the fees and quotas the Agency charges for these services.

- In addition, HR Ratings will ensure the areas responsible for administrative matters and for the Agency's business relationships do not participate in the rating process for entities, issuers and/or issues and do not have access to customer information or files.

- This policy on separation of functions, reporting lines, oversight, and remuneration structure is set forth in the HR Ratings Internal Control Manual.

- If any analyst receives information from a client, an Agency employee or any third party in relation to the service agreement signed between HR Ratings and the entity or issuer that indicates fees charged by the Agency or any sales or commercial information, they must respond in writing to the sender indicating that information of this nature must be addressed exclusively with the Agency's Business Development or Administrative Departments, as applicable. In addition, the employee must send a copy of their response to the Compliance Department at: compliance@hrratings.com, and this Department will document the situation and, if necessary, the Chief Compliance Officer, along with the Agency's CEO and Chief Risk Officer, will take any necessary measures.

In such circumstance, it will be determined whether the sales or commercial information in question has or could have influenced the analyst. If this is found to be

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the case, the measures set forth in Section VII.4 "Handling Conflicts of Interest" will be applied.

- In addition, if any Business Development Department personnel or the Agency's CEO receive information from any entity or issuer that would be relevant to the analysis process, they will remind the customer, entity or issuer in writing that information of this nature must be sent exclusively to the analysis team assigned to them. The employee must also send a copy of their response to the Compliance Department at compliance@hrratings.com, for documentation of this kind of situation and for the department to take the measures it considers necessary.

The situations indicated above will be documented in Compliance Department records.

VII.2.3 Securities Transactions

1. "Securities Transactions" are those entered into directly or indirectly for:

   a) Securities registered in the National Securities Register (the "Register"). Securities are shares, interests, obligations, bonds, options, certificates, promissory notes, bills of exchange, and other negotiable instruments, registered by name or not, that can be traded on the securities markets, are issued in series or in a single offering and represent the capital stock of an entity, a proportional part of an asset, or interest in a collective loan or any individual credit right pursuant to the terms of applicable local and foreign laws.

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b) Certificates of deposit, commonly known as American Depositary Receipts ("ADRs") or similar instruments on foreign markets, representing the Securities mentioned in the previous point or similar or analogous instruments.

c) Derivative financial instruments as long as their underlying assets are registered Securities.

d) Bank securities representing debt on a term equal to or less than one year serviced by a credit institution.

2. The following investments are not considered Securities Transactions:

a) Shares in investment funds.

b) Securities issued by any sovereign entity.

c) Indexed trust stock certificates (representing rights for securities, assets, derivatives, or other assets that seek to replicate the behavior of one or more indexes, financial assets, or reference parameters).

d) Certificates referring to a group or basket of shares or price indexes.

The following persons are prohibited from operating or maintaining Securities Transactions involving any entity or issuer that is a client of HR Ratings:

- HR Ratings, as a legal entity;
- Analysts that participate in the rating process of the entity or issuer;

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- Members of the Credit Analysis Committee that participate in the rating of the entity or issuer, and

- Persons who, as a result of their duties, may have access to privileged information in terms of that set forth in section VII.2.4 of this Code.

All new Agency employees and board members will submit, on their entry or appointment date, a statement of the Securities Transactions they hold directly or indirectly in any entity or issuer rated by HR Ratings; and also those of their spouse, partner, or dependent minors using the form in **Appendix 1 "Report on Securities Transactions"** of this Code.

In addition, all Agency board members and employees who perform a Securities Transaction of any entity or issuer rated by HR Ratings must notify the Chief Compliance Officer using the form in **Appendix 1 "Report on Securities Transactions"** of this Code within a period of 10 (ten) business days following the Transaction in question.

Notwithstanding the above, all Agency employees and board members must complete and submit **Appendix 1 "Report on Securities Transactions"** every 6 (six) months. The semiannual endorsement shall indicate all securities transactions performed by the employee or board member to date with any entity or issuer rated by HR Ratings, regardless of whether these have been previously reported.

For the purposes of reporting bank securities representing a debt equal to or less than one year serviced by a credit institution rated by HR Ratings, the renewable securities must be reported only once, indicating this in the report.

The securities transactions report must be submitted together with the corresponding bank or securities account statement, dated no more than 3 (three) months prior to submission, in which said operations are indicated. Employees and board members have the right to challenge information not relevant to the reported transaction.

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In order for all employees and board members of HR Ratings to have the necessary information to comply with the provisions of this section, HR Ratings will maintain a list of the entities or issuers rated by HR Ratings and which are public (the "Public Ratings List") in its internal electronic system (HTRON). All Agency employees and board members will have access to this list.

In addition, the Agency will maintain a list of entities or issuers who request privacy or whose initial rating process has been completed but not yet published (the "Private Ratings List"), to which only the Agency's Chief Executive Officer, Compliance, Risk and Operations Department personnel, Business Development Department personnel, analysis managers and members of the Board of Directors will have access. Both lists will be maintained up-to-date in the Agency's internal electronic system (HTRON).

HR Ratings, through the Compliance Department, shall take all necessary measures to ensure that Securities Transactions by members of the Board of Directors, management, technical personnel responsible for the preparation of reports and providing follow up on the credit quality of securities or Agency customers and employees in general do not generate conflicts of interest.

The limitations on Securities Transactions set forth in this section and the disclosure of these will apply equally to Transactions by the spouse, partner, or dependent minors of analysis managers or technical personnel involved in the rating process.

For the purposes of that set forth in the previous paragraph, HR Ratings employees, managers and board members will make every effort to be informed of securities transactions performed by their spouse, partner and/or dependent minors. No bank or securities account statement will be required for these transactions.

VII.2.4 Use of privileged information

For the purposes of this section, a relevant event is any fact, act, or occurrence, of any nature, which could or would influence the prices of registered securities.

HR Ratings board members, managers and employees are strictly forbidden to:

- Obtain any benefit from any Securities Transaction performed using privileged information obtained from their participation in the rating process for these securities, or in the performance of their duties.

- Provide or transmit privileged information to other persons, being required to comply with that established in the HR Ratings Internal Control Manual for the handling of non-public or confidential information.

- Issue recommendations regarding any securities or negotiable instruments for which the price or quote could be influenced by the use of privileged information.

Privileged information is knowledge of relevant events not disclosed to the public by an issuer through the market on which their securities are traded.

It is not necessary for the person to be aware of all details concerning the relevant event for this to be considered privileged information, it is sufficient that the information to which they have access could influence the price or quote of an issuer's securities.

The Compliance Department will be responsible for monitoring policies on securities transactions and the use of privileged information.

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Any improper use of privileged information shall be considered a serious breach to be sanctioned in accordance with the criteria established in **Appendix 11 "Criteria for determining the severity of violations of Company Rules"** of this Code.

VII.2.5 Loans, credits, acquisition of goods, services and yields

Management and technical personnel that have or are in the process of receiving a loan, credit, goods, yields, or the provision of any service from an entity or issuer rated by HR Ratings, or who engage in any other business relationship with such entity or issuer, will not be permitted to participate in the rating process involving said entity or issuer.

Those people indicated in the previous paragraph will be required to report the loans, credits, goods, yields, or services, or any other business relationship they have established or are in the process of establishing with a customer prior to commencing any participation in the rating process involving said customer, entity, or issuer, when the loan, credit, goods, yields or service, or business relationship, was established or will be established at better than market conditions. Loans, credits, goods, yields or services, or business relationships, will be reported to the Chief Compliance Officer using the form in **Appendix 12 "Report on Loans, Credits, Goods, Yields and/or Services"** of this code.

VII.2.6 Gifts, entertainment and preferential treatment

- The Agency, its employees, management and board members are forbidden to:
  - o Receive from any employee of any financial authority, political party, or any government or state-owned institution, gifts, compensation, gratifications, or entertainment.

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Use Agency or personal resources to make illicit payments to persons or organizations for the purpose of doing business or influencing their policies or decisions.

o Request or receive directly or through another person, remunerations, goods and/or services, including entertainment, as well as donations from persons with which HR Ratings maintains business relationships or who have an interest in the transaction in question.

The Agency, its employees, management and board members are only permitted to accept or receive from any person with which HR Ratings maintains a business relationship, or from any of their employees, goods, other than cash, whose value does not exceed US$25.00 (twenty-five dollars, legal currency of the United States of America) and that are provided in the context of normal business activities, such as meetings. This means that employees, directors and board members may share items such as notepads, pens and light refreshments that are incidental to routine business interactions, provided their added value does not exceed US$25.00 (twenty-five dollars legal tender in the United States of America) per person and per interaction.

o Receive remunerations, goods, donations, gifts, or gratifications from any employee of any third party when said gifts are given with the intention of influencing the decision concerning any rating, opinion, analysis, study or report the Agency is preparing.

• If any entity or issuer with which HR Ratings maintains a business or services relationship, or any employee of the entity or issuer or of any financial authority, political party, or government or state-owned institution solicits or offers technical personnel or management, or any other employee of the Agency, whether explicitly or implicitly, any type of remuneration, goods, donation, gift, gratification, or entertainment that does not

comply with the characteristics set forth in this Section, the person in question must report this to the Chief Compliance Officer immediately in writing regardless of whether they have accepted it or not.

The Compliance Department shall keep a record of gifts offered to HR Ratings personnel that do not comply with the characteristics set forth in this Section.

- In the case of any offer that would lead to a conflict of interest for the Agency, the entity, issuer, or person in question will be asked in writing by the Business Development Department to terminate the business relationship informing them of the reasons for this action.

VII.2.7 Post-employment activities of management and technical personnel

VII.2.7.1 Post-employment follow-up

- HR Ratings will make every effort to remain informed of the future employment of any of its employees for the purpose of informing the SEC to this effect in the event that within a period of 5 (five) years after leaving HR Ratings the former employee enters the employ of an entity, issuer, underwriter or structuring agent for a security or financial instrument rated by HR Ratings, provided the former employee (i) held a management position in the Agency, (ii) held an analyst position and participated, in any manner, in the rating process for the entity, issuer, or the rating for the instruments or operations of the structuring agent, or (iii) was a supervisor of an analyst that participated, in any manner, in the rating process for the entity, issuer, or the rating for the instruments or operations of

the structuring agent. The flowchart in **Appendix 2 "Post-Employment follow-up"** to this document shall apply in this situation.

Policies for following up on the future employment of former HR Ratings employees are indicated in the Agency's Human Resources and Material Resources Manual.

VII.2.7.2   Back review of the former employee

- When an analysis manager or analyst terminates their employment relationship with HR Ratings and commences work for an issuer or entity rated by the Agency, and for which said employee participated in the rating process as Area Director, Lead Analyst or as a member of the analysis team, or participated in the rating procedure for the structuring of a security, instrument or operation, HR Ratings will take the following measures:

  - As soon as the Agency is aware of a former employee joining the entity, issuer or structurer, it will review the ratings given to said entity over the 12 (twelve) month period prior to the most recent rating HR Ratings assigned to the entity, issuer, underwriter or structuring agent before the employee left the Agency.

    The Chief Risk Officer will perform this review with the support of the previous immediate supervisor of the analyst in question, in accordance with **Appendix 3 "HR Ratings Look Back Review Flow Proposal"**.

  - If any evidence is detected that would lead to the assumption that the rating or ratings were subject to a conflict of interest or that these had not been assigned in accordance with Agency policies and procedures, the Chief Risk Officer will report said situation immediately to the Agency's Chief Compliance

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Officer and Chief Analysis Officer, and the latter will be requested to open a rating review process in accordance with the procedure indicated in the HR Ratings General Operations Plan for the assignment of ratings.

In this case, HR Ratings will publish the change of rating or confirmation of the rating within a period of 15 (fifteen) calendar days following the date on which it was discovered that the rating could have been subject to a conflict of interest.

If the rating action is a revision of a credit rating resulting from a post-employment review process, an explanation shall be included stating that the reason for the action is the discovery that a credit rating assigned to the obligor, security, or money market instrument in one or more prior rating actions was subject to a conflict of interest, including a description of the nature of the conflict, the date and associated credit rating of each prior rating action that HR Ratings determines was influenced by the conflict, and a description of the impact the conflict had on the prior rating action or actions;

If the rating action is an affirmation of a credit rating resulting from a post-employment review, an explanation shall be included stating that the reason for the action is the discovery that a credit rating assigned to the obligor, security, or money market instrument in one or more prior rating actions was subject to a conflict of interest, including a description of the nature of the conflict, an explanation of why no rating action was taken to revise the credit rating notwithstanding the presence of the conflict, the date and associated

credit rating of each prior rating action that HR Ratings determines was influenced by the conflict, and a description of the impact the conflict had on the prior rating action or actions.

The flow chart provided in **Appendix 2 "Post-Employment follow-up"** of this Code will be taken into account in reference to section VII.2.7 of this Code.

VII.2.8 Selection of Service Providers

To avoid potential conflicts of interest with individuals related to HR Ratings, the following procedure will be adhered to for the selection of services providers:

1. The Human and Material Resources departments and Administration Department shall prepare a list of suppliers that render services to HR Ratings (the "List of Suppliers").

2. The List of Suppliers will be sent to the Compliance Department for comparison with the list of entities rated by HR Ratings.

3. If any suppliers included on the List of Suppliers is an entity rated by HR Ratings, the Compliance Department will analyze whether there is a conflict of interest based on the relevance of the services rendered by the corresponding supplier.

4. If the Compliance Department determines there may be a conflict of interest with the corresponding supplier, it will evaluate, along with the Chief Officer, the feasibility of replacing said supplier.

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5. The List of Suppliers shall be updated every time HR Ratings enters into a service agreement with a new supplier.

VII.3 Disclosing conflicts of interest

*   All HR Ratings employees, managers and board members are required to disclose to the Chief Compliance Officer, in writing, any personal or financial relationship, whether their own or that of any other employee of which they have knowledge, which could generate a conflict of interest with respect to any entity, issuer and/or operation.

*   Disclosure of conflicts of interest must be clear, transparent and complete in all cases. To this effect, all HR Ratings employees, managers and board members must follow the procedures for identifying, handling and disclosing any potential conflict of interest as set forth in this Code.

*   If any employee, manager, or board member fails to disclose any situation that could generate a conflict of interest in a timely manner, or attempts to hide any such situation, the Chief Compliance Officer, together with the Agency's CEO and Chief Risk Officer, with the opinion of the Board of Directors, will analyze the case and determine the measures and/or sanctions to be applied in accordance with the terms of Section XII "Applicable Sanctions" of this Code, considering the impact on the continuity of HR Ratings operations.

    Conflicts of interest must be disclosed using the form in **Appendix 4 "Disclosure of Conflicts of interest"** of this Code.

*   In addition, Agency employees and management will use the form in **Appendix 5 "Report of employment and/or positions held by family members"** of this Code if their spouse, partner, or any second-degree blood relative holds any management or senior management position in any entity or issuer rated by HR Ratings. The second-

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degree family relationship includes the parents, children, grandparents, siblings and grandchildren of the employee.

Notwithstanding the foregoing, all Agency employees and management will sign this form every 6 (six) months, indicating the positions held by their spouse, partner, or any second-degree blood relative in any entity or issuer rated by HR Ratings.

For the purposes of the above, HR Ratings employees and management will make every effort to remain informed of the employment status of their spouse, partner or second-degree blood relatives.

VII.4 Handling conflicts of interest

- The Chief Compliance Officer, together with the Agency's CEO and Chief Risk Officer, and where necessary, a legal advisor, will discuss and analyze real and potential conflicts of interest to determine the appropriate measures to handle such conflicts, which may include:

  - Prohibiting the individual involved in the conflict or potential conflict from participating in any manner in the analysis process for the entity, issuer and/or issue with which they have the conflict of interest until such time as the conflict is resolved or confirmed; designating a different person to take their place in the analysis process.

  - Suspending the person's access to all non-public or confidential information for the entity or issuer with which they have the conflict of interest.

The above is without prejudice to any sanctions that may be applicable.

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- The opinion of the Board of Directors will be heard on potential or real conflicts of interest of greater importance.

- When the person who discloses a conflict of interest pertaining to participation in any phase of the analysis process for an entity, issuer and/or issue is the Head of a Department, they will be substituted in their functions by the Chief Credit Officer.

  If any employee involved in the analysis process already has an investment or loan prior to HR Ratings signing a service agreement which could cause a conflict of interest, said personnel will refrain from participating in said analysis process or they will disinvest the securities involved.

- When any of the three people authorized to resolve potential conflicts of interest - the Compliance Officer, Risk Officer and the Agency's CEO - present any potential conflict of interest, such situation will be assessed by the other two persons and they will take the necessary measures.

- The Agency will refrain from entering into service agreements for rating services with entities or issuers that, directly or indirectly, hold an interest in the capital stock of HR Ratings unless such interest represents less than five percent of the ratings agency's capital stock.

- The Chief Compliance Officer, with the support of the Chief Risk Officer, will ensure all HR Ratings employees and board members adhere to the policies set forth in this Code regarding the identification, handling and disclosure of conflicts of interest.

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Potential conflicts of interest shall be handled in accordance with the flow chart in **Appendix 6 "Handling of potential conflicts of interest"** of this Code.

Any relevant amendments to the policies for identifying and handling conflicts of interest in this section must be reported to the U.S. SEC using the NRSRO form the moment they enter into effect.

VIII. Technical quality and good character

- Employees and management personnel involved in the rating process for entities, issuers and/or issues will have experience and expertise in financial matters and credit analysis. The Head of Department responsible for the rating process for an entity, issuer, or issue must have at least 3 (three) years' experience in credit analysis, in accordance with **Appendix 9 "Technical quality"** to the Human and Material Resources Manual.

At least once a year, HR Ratings will perform, through the Chief Risk Officer, assessments to determine the knowledge of analysts and analysis managers with respect to the Agency's rating procedures and methodologies used to assign ratings for the classes or sub-classes of credit ratings in which each analyst or director participates.

- Furthermore, employees and managers participating in rating processes will also accredit their good character for the performance of their duties with honesty and integrity, in accordance with the sworn statement in **Appendix 7 "Sworn Statement"** of this document, which must be submitted to the Compliance Officer and confirmed every 6 (six) months.

People who have been convicted of a felony or any crime against property punishable by prison will not be permitted to participate in the rating process.

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The Chief Compliance Officer will determine the sanctions to be applied to those employees, management, shareholders, or board members found to be in violation of the Company Rules and other regulations applicable to HR Ratings.

The Chief Compliance Officer, together with the Chief Risk Officer, on hearing the opinion of the independent board members, will determine the sanctions to be applied in the case of serious violations of company rules as defined in **Appendix 11 "Criteria for determining the severity of violations of company rules"** of this Code. Sanctions will be imposed by the Chief Compliance Officer and the Chief Risk Officer after hearing the opinion of the Board of Directors.

IX. Outside activities

- All new Agency personnel will present, on their start date and using the form in **Appendix 8 "Report of other employment"** of this Code, a statement of all positions they hold with any company or entity.

  The above notwithstanding, all Agency employees and management must sign **Appendix 8 "Report of other employment"** every six 6 (months) or whenever there has been a change in their situation.

- Agency employees and managers will obtain the approval of the Compliance Officer using the form in **Appendix 9 "Request for permission to work outside of HR Ratings"** of this Code of Conduct, to:

  o Work as a manager, employee, board member, or business consultant outside the Agency.

  o Commit to outside activities that could have an impact on the Agency, including:

    ❑ Receiving compensation to serve as administrator, custodian, guarantor, or executor for any person that is not a direct relative of the employee.

    ❑ Acting as representative for any social, political, religious, or business organization.

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Independent board members will be disqualified from participating in any discussion that could represent a conflict of interest with the ratings the Agency issues.

X. Conduct

- All HR Ratings employees, management, board members and shareholders are responsible for being familiar and complying with the Agency's Internal Regulations, as well as with laws, bulletins and other provisions that govern securities rating agencies. In the event of non-compliance, sanctions may be applied.

- The persons indicated in the previous paragraph will refrain from any action, either within or outside the Agency, which could damage the Agency's reputation.

X.1 Professional conduct

- The Agency will not tolerate any illegal, indecent, or violent act or conduct by any HR Ratings employee, manager, shareholder, or board member, or any such act or conduct that would run counter to the Agency's ethical and professional standards, and that may negatively impact the work environment or damage the Agency's reputation or image.

- Neither will the Agency permit the expression of opinions that could damage the reputation of third parties.

That stated in the two preceding paragraphs includes any act or statement, verbal or written, made in public spaces, through mass media, on social networks, or at public or private events.

X.2 Respect

- The Agency will not tolerate the following conduct between colleagues:

  o Any act of discrimination based on race, color, religion, gender, age, nationality, social status, disability, political affiliation, marital status, or sexual orientation.

  o Offensive verbal, physical, or visual behavior that creates an intimidating, offensive, or hostile environment in the workplace.

  o The harassment of one employee by another, regardless of their gender or hierarchy, which includes, but is not limited to: unsolicited sexual advances, solicitations of sexual favors or any activity, whether physical, verbal, or visual, of a sexual nature that would interfere with the individual performing their duties or would alter the environment within the Agency. Employees affected by any conduct indicated above may report this conduct to the Human and Material Resources Director, who, together with the Agency's CEO, will evaluate the situation and apply the sanctions deemed applicable depending on the seriousness of the conduct.

  Complaints involving harassment will be investigated as soon as possible and with the utmost discretion. If the employee affected does not feel comfortable discussing the situation with the Human and Material Resources Director, they may present their complaint directly to the Agency's CEO or Chief Compliance Officer.

- The Agency will respect the intellectual property rights and image of its customers, competitors, or any public figure or third party, strictly prohibiting HR Ratings employees, managers and board members from:

    o   Making defamatory, degrading, or slanderous statements about others.

    o   Intellectual plagiarism of information, ideas and documents.

Agency management personnel will oversee compliance with that stated in this point and in the event that any activity in violation of these guidelines is detected, said activity will be reported immediately to the Compliance Officer who will determine the sanctions to be applied to the person found responsible, taking into consideration the impact on the continuity of HR Ratings operations. To this effect, the Compliance Officer will hear the opinion of the Risk Officer before imposing the sanction.

X.3 Use of illegal substances

The Agency is committed to providing a healthy work environment, free of anything that would put the quality of the products and services the Agency offers at risk. To this effect, HR Ratings employees and directors are prohibited from:

- Using, selling, buying, distributing or possessing illegal substances in Agency offices.

    Any deterioration in an employee's performance or incident caused due to the use of alcohol or illegal substances must be reported immediately to the Human and Material Resources Director, with a copy to the Agency CEO, who will jointly determine the disciplinary measures to be taken.

    Performance problems caused by the use of alcohol or illegal substances will be treated like any other problem related to employee performance in the workplace and may give cause for dismissal.

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Employees that show indications of having problems with drug addiction or alcoholism will be encouraged to seek professional help.

- Smoking in the workplace, which includes cigars, pipes, e-cigarettes and other tobacco products. Board members, outside advisors, consultants and visitors are also prohibited from smoking in Agency offices.

X.4 Use of email, the internet, telephone and other electronic means of communication

- Telephone networks, computers, Internet and email are considered Agency assets and must be used by HR Ratings personnel for their assigned tasks. All telephone communications, and any information transmitted, received or stored on communication media, is and will, at all times, be the property of the Agency. Personal use of communication systems must be occasional and not interfere with the responsibilities of the employee or compromise the security of the Agency.

- The Human and Material Resources Department and/or the Compliance Department may randomly monitor the use of communication media by any employee to ensure these systems are being used solely for business purposes.

- HR Ratings employees are strictly prohibited from:

  o Sending or saving any message that is abusive, insulting, obscene, inappropriate, or unprofessional, such as:

    u Messages that may be considered discriminatory based on gender, color, religion, age, nationality, disability, political affiliation, marital status, or sexual orientation.

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- ❏ Messages that may be considered defamatory against any particular person.
- ❏ Messages that offend any person or would or could cause pain or suffering.
- ❏ Messages that focus on political or religious proselytism, self-promotion or the promotion of third- parties.
- ❏ Messages that could damage the image or reputation of HR Ratings or any HR Ratings customer.

o   Posting any type of communication on mass media mentioning HR Ratings activities is also strictly prohibited. Only authorized Operations Department personnel may use social media authorized by the Agency to announce rating actions by HR Ratings and other information of interest to the market.

o   Revealing any information related to the rating process for an entity, issuer or issue is prohibited until the rating has been made public using the mass media indicated in the HR Ratings General Operations Plan.

o   Compliance Department personnel may have access to the social networks on which the Agency posts news to verify there has been no violation of the social media policy.

The Agency will maintain the technological controls necessary to ensure correct employee usage of the internet and other means of communication. This includes blocking personal email and/or internet sites that could present a risk to the Agency's technological infrastructure or could lead to an information leak, as well as music sites.

These controls do not affect sanctions that may be applied for the violation of policies indicated in this section.

X.5 Use of Social Networks

All HR Ratings personnel are required to comply with the company rules on using Social Networks, which is based on the ethical use of these networks.

XI. Material violations of the law

If any employee of HR Ratings, or of its affiliates, subsidiaries, or branch offices established in any country, receives notice from a third-party regarding an alleged material violation of the law by any entity or issuer rated by HR Ratings, such situation will be reported to the Compliance Officer at the following address:

HR Ratings de México, S.A. de C.V.

Guillermo González Camarena No. 1200, Piso 10, Colonia Centro de Ciudad Santa Fe,

Delegación Álvaro Obregón, C.P. 01210, Ciudad de México.

Phone: (55) 15 00 31 30

compliance@hrratings.com

These types of notices may be presented confidentially or anonymously and, as applicable, will be investigated in accordance with the regulations pertaining to securities rating agencies in the country in question. HR Ratings will not be required to verify the certainty of the information provided by the third-party regarding the alleged violation of the law. Notices that, at the discretion of HR Ratings, may constitute a material violation of the law by an issuer rated by the rating agency will be reported to the authority as required by local legislation applicable to HR Ratings.

Furthermore, if the Chief Compliance Officer, in the course of their duties, detects any breach or serious violation of HR Ratings guidelines, policies and/or control mechanisms that in their opinion could

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constitute a violation of the Securities Market Act, the Chief Compliance Officer will report such situation to the CNBV within a period of 2 (two) business days.

XII. Applicable Sanctions

• Any violation of this Code, the Internal Control Manual, General Operations Plan, Human and Material Resources Manual, Administrative Protocol and/or Technological Infrastructure Protocol may lead to administrative, civil, labor and/or criminal action being taken.

• All HR Ratings employees, managers, and board members will report any illicit or unethical conduct, situation or activity to the Compliance Officer, verbally or in writing, using the form in **Appendix 10 "Report of unethical conduct"** of this Code, or any such conduct, situation or activity that would violate the principles set forth in the Agency's Internal Regulations on learning of such conduct, situation or activity. If the person considers it appropriate, they may report the conduct or activity to the Agency's Chief Executive Officer.

In addition, the report indicated in the preceding paragraph may be presented anonymously through the "Anonymous Complaints" section of the "Contact Us" section on the HR Ratings website.

• The Chief Compliance and/or Risk Officers may establish the sanctions or measures to be taken for any violation or breach of the Agency's Internal Regulations committed by employees, managers, board members or shareholders following the procedure indicated below:

1. When as a result of their oversight functions, or on receiving notice from any Agency employee or manager, the Chief Compliance Officer or the Chief Risk Officer learn of any violation of the applicable regulations by an HR Ratings employee, manager, shareholder, or board member,

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or any situation that could create a conflict of interest, the Chief Compliance Officer will record the conduct or situation in a follow-up log, noting the date on which they learned of the act or situation.

2. The Chief Compliance Officer and/or the Chief Risk Officer will give the person involved the opportunity to make a verbal statement in their defense, which will be recorded in the follow-up log.

3. The Chief Compliance Officer and/or the Chief Risk Officer will inform the employee, manager, or board member in question of the corresponding sanction or measure, which may be any of the following:

   a) Verbal warning.
   b) Written warning.
   c) Suspension of 3 (three) to 10 (ten) days without pay.
   d) Dismissal.
   e) Any measure to resolve a potential conflict of interest.

   In the case of the sanctions indicated in points c) and d), the Chief Compliance Officer and/or Chief Risk Officer will request in writing that the Human and Material Resources Department apply these sanctions.

   The Chief Compliance Officer, together with the Agency's CEO and the Chief Risk Officer, will determine the measures to resolve possible conflicts of interest.

4. Sanctions will be applied taking into consideration **Appendix 11 "Criteria for determining the severity of violations of company rules"** approved by the HR Ratings Board of Directors and appended to this Code.

   However, the sanction may be reduced if the offender recognizes having committed the violation and makes amends.

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5. The sanctions imposed or measures taken will be recorded in the follow-up log, along with any information that may have been taken into account for the determination of the sanction; for example, the recurrence of certain conduct by the employee, manager, or board member, or any situation that could be considered aggravating.

6. The Chief Compliance Officer and/or Chief Risk Officer will ensure the offender fully understands the rule violated and the seriousness their conduct represents for the Agency in order to avoid future recurrences.

- The Chief Compliance Officer, together with the Chief Risk Officer, will impose sanctions for serious violations of the Agency's Internal Regulations after hearing the opinion of the Board of Directors.

In this case, the alleged offender may challenge the sanction imposed within 10 (ten) business days of receiving notice of the sanction.

- To prevent employees who report violations of the Agency's Internal Regulations being pressured or suffering retaliation of any nature, HR Ratings will hold the name of the person that filed the report in the strictest confidence until such time as the solution or corresponding sanction has been decided and the offender notified.

The Chief Compliance Officer will conduct ongoing reviews, without prior notice, to verify that HR Ratings managers and employees comply with the Code of Conduct, Internal Control Manual and General Operations Plan.

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XIII. APPENDICES

APPENDIX 1

Report on Securities Transactions

_____ ____, _____

HR Ratings Chief Compliance Officer

To comply with the obligation set forth in Section VII.2.3 of the Code of Conduct "Securities Transactions", I report below the Securities Transactions the undersigned operates as of this date and those my spouse, partner and/or dependent minors operate, involving issuers, or entities rated by HR Ratings:

☐ I have no securities transactions to report

☐ I have the following securities transactions to report:

Securities transactions held by the undersigned

Full name of the issuer or company	Transaction Date	Volume, type, series, or class of Securities or debt instruments with a term equivalent to or less than a year.	Total transaction amount and, if applicable, term and rate	Holder of the investment (detail in the case of indirect investments)	Business name of the agent that performed the transaction

Securities Transactions held by my spouse, partner and/or dependent minors

Full name of the issuer or company	Transaction Date	Volume, type, series, or class of Securities or debt instruments with a term of one year or less	Total transaction amount and, if applicable, term and rate	Holder of the investment (detail in the case of indirect investments)	Business name of the agent that performed the transaction

LIC. OLIVIA CÁRDENAS L.
PERITO TRADUCTOR AUTORIZADO
POR EL H. TRIBUNAL SUPERIOR
DE JUSTICIA DE LA CDMX

[Logo: HR Ratings, *Credit Rating Agency*]

I declare I am familiar with the guidelines, policies and control mechanisms on Securities Transactions and the use of Privileged Information indicated in the HR Ratings Code of Conduct and I authorize HR Ratings to investigate, at its discretion, any potential conflict of interest.

I also authorize HR Ratings to disclose the information in this report to the Agency's regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

_____

(Name of employee or board member, position and signature)

Instructions:
(i) This form must be completed by all new hires of HR Ratings.
(ii) This form must be completed by all employees, managers, or analysts who operate Securities Transactions with any entity or company rated by HR Ratings within 10 (ten) business days of performing the transaction.
(iii) This form must be completed by analysis personnel whose spouse, partner or dependent minor(s) have performed a Securities Transaction with any entity or company rated by HR Ratings.
(iv) This form must be completed by all HR Ratings employees, board members, and managers every 6 (six) months, indicating the securities transactions performed.
(v) Securities Transactions are those performed directly or indirectly involving:
  a) Securities registered with the National Securities Registry.
  b) Certificates of deposit, commonly known as American Depositary Receipts (ADRs) or similar instruments on foreign markets, representing the Securities mentioned in the previous point or similar or analogous instruments.
  c) Derivative financial instruments provided their underlying assets are registered with the National Securities Registry.
  d) Bank securities representing debt on a term equal to or less than one year serviced by a credit institution.
(vi) The following investments are not considered Securities Transactions:
  a) Shares in mutual funds.
  b) Securities issued by the federal government.
  c) Indexed trust certificates (representing rights on securities, assets, derivatives, or other assets that seek to replicate the behavior of one or more indexes, financial assets, or reference parameters)
  d) Certificates referring to a group or basket of shares or price indexes.
(vii) Term renewable certificates for bank securities representing debt on a term equal to or less than one year serviced by a credit institution rated by HR Ratings must be reported only once, indicating this characteristic in the report.
(viii) An indirect transaction is one operated by an HR Ratings employee or board member through a company in which the employee or board member holds control in accordance with the terms of article 2 of the Securities Market Act.
(ix) A monthly account statement should be attached, dated no more than 3 (three) months prior to the present date, issued by the financial broker indicating the securities transaction.
(x) If neither you nor your spouse, partner, or dependent minor(s) have performed Securities Transactions with entities or issuers rated by HR Ratings, please indicate "Do not have" or "not applicable".

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APPENDIX 2

Post-employment follow-up



Inputs	Activities	Products
Notification from the Human & Material Resources Department concerning a former employee who held a position as an analyst, analyst supervisor or manager at HR Ratings, when they have been employed by an entity, issuer, underwriter or structuring agent that is a customer of HR Ratings within a period of five years after leaving HR Ratings.	The Compliance Department determines whether any of the following three conditions are met: • The former employee was a Director. • The former employee participated in the rating process for the entity, issuer, underwriter or structuring agent by which they are now employed. • The former employee supervised an analyst that participated in the rating process for the entity, issuer, underwriter or structuring agent by which they are now employed.	
	If any of these criteria are met, an "Employment Transition Report" is submitted to the SEC via the SEC website.	Employment Transition Report
	On learning of a former employee entering the employment of the entity, issuer or structuring agent, the Risk Department will review the ratings assigned to said entity during the 12 months prior to the most recent rating action by HR Ratings for the entity, issuer, underwriter or structuring agent in question before the employee left the Agency. This review is to check there was no conflict of interest.	
	Is there a potential conflict of interest? No	Look Back Review report by the Chief Risk Officer.
	Yes The Chief Risk Officer will ask the Credit Analysis Department to open a rating review process within 15 calendar days. If this deadline cannot be met, a press release will be issued stating there is a potential conflict of interest regarding the rating in question and that this rating is under review or surveillance.	Press release, where applicable. New rating or confirmation of the rating.

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APPENDIX 3

HR Ratings Look Back Review Flow Proposal
(TRANSCRIPTION OF TEXT IN ENGLISH IN ORIGINAL DOCUMENT)

HR Ratings Look Back Review Flow Proposal



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APPENDIX 4

Disclosure of conflicts of interest

———————— ——— ————

HR Ratings Chief Compliance Department

In compliance with that established in Chapter VII "Conflicts of Interest", Section VII.3 "Disclosure of conflicts of interest" of the HR Ratings Code of Conduct, I hereby inform you of the following situation that could generate a conflict of interest:

_____

_____

_____

I authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

_____

Name of the employee, shareholder, or board member reporting the potential conflict of interest

c.c.   HR Ratings CEO

HR Ratings Chief Risk Officer

.

Instructions:
(iii)	This form must be completed by any employee with knowledge of any situation, their own or that of another, that could generate a potential conflict of interest under the terms of Section VII "Conflicts of Interest" in the HR Ratings Code of Conduct.
(iv)	In general terms, any situation must be reported, usually economic or personal, that would presume an intention to influence the judgment of an individual, and which could unduly influence objective, fair and independent decision making.

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APPENDIX 5

Report of employment and/or positions held by family members

_____ ____, _____

HR Ratings Chief Compliance Department

In compliance with the HR Ratings Code of Conduct, in relation to the obligation of employees of this rating agency to disclose whether their spouse, partner, or any second-degree blood relatives hold any management or senior management position in any entity or issuer rated by HR Ratings, I hereby state as follows:

☐ Neither my spouse, nor my partner, nor any second-degree blood relative of mine holds any management or senior management position in any entity or issuer rated by HR Ratings.

☐ My (indicate relationship), by the name of: _____, has held the position of _____, since_____at the following entity or company rated or in the process of being rated by HR Ratings: _____ _____, and performs the following activities: _____.

I authorize HR Ratings to disclose the information in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

_____
(Employee name, position and signature)

Instructions:
(i) This form must be completed by new hires and by any employee with a family member that meets the criteria indicated in the first paragraph of this form.
(ii) In addition, all analysts must complete this form every 6 (six) months, indicating the positions held by their second-degree blood relatives in any entity or issuer rated by HR Ratings.
(iii) The second-degree familial relationship includes the parents, children, grandparents, siblings and grandchildren of the employee.

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APPENDIX 6

Handling of potential conflicts of interest



Inputs	Activities	Products
1. Semiannual reports received from HTRON: • Securities Transactions. • Loans, Credits & Services (analysis). • Employment and/or positions held by relatives. • Own position with issuers, financial entities and other companies.	Compliance Department reviews reports on HTRON and checks every week no reports are pending review. **Potential conflict reported?** No → / Yes ↓ Analyzed jointly by the Compliance and Risk Officers, the CEO, and legal counsel, if applicable, to determine whether there is a potential conflict of interest. **Is there a potential conflict?** No → / Yes ↓ Pertinent measures are taken to mitigate the potential conflict. **Was any company rule violated that merits sanction?** No → / Yes ↓ The Chief Compliance Officer establishes the sanction, considering the Criteria for determining the severity of the breach. The Risk Department will be involved in the case of serious violations, hearing the prior opinion of the Board of Directors.	Backup of the report on HTRON. The situation is documented in the Report of potential conflicts of Interest and the Incident report, with the respective Appendix. Recorded in the sanction follow-up log. Sanction notice
2. Provisional reports: • Securities Transactions • Employment and/or positions held by relatives • Positions held with issuers, financial entities & other companies • Request for approval to work outside HR Ratings • Conflicts of interest – own and others		
3. Evidence of a potential conflict of interest resulting from the audit and oversight tasks of the Compliance Department.		

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APPENDIX 7

Sworn Statement
(Good character)

―――――――――― ― ――――――――

HR Ratings Chief Compliance Department

I, (_____), of my own free will and to accredit that I am of sufficient good character to be able to participate in the ratings processes of HR Ratings, pursuant to that indicated in Provision Four of the General Provisions applicable to credit rating agencies, and that I will perform my duties with integrity and honesty, hereby declare under oath to tell the truth:

I.   That I am not nor have I been subject to criminal prosecution for a felony or crimes against property punishable by prison, and that if this were the case, the matter in question was concluded with my acquittal.

II. That I am not nor have I been subject to administrative investigation proceedings or hearings before the Mexican Banking and Securities Commission for serious violations of Mexican or foreign financial laws, or before any other Mexican supervisory or regulatory financial authority, or that of any other country, and that if this were the case, the matter in question was concluded by final unappealable decision or agreement expressly exonerating me.

III. That I have not been declared in civil or commercial bankruptcy, and that if this were the case, the matter in question was closed for the reasons given in Article 262 of the Commercial Bankruptcy Act or, in the case of civil bankruptcy, on having paid all creditors in full or entered into agreement with these as provided for by local law.

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The undersigned authorizes HR Ratings to verify, at its discretion, the statements made herein with the corresponding authorities.

I also authorize HR Ratings to disclose the information included in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

(Signature)

Instructions:

This form must be completed by all analysts and endorsed every 6 (six) months.

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APPENDIX 8

Report of other employment

_____ _____, _____

HR Ratings Chief Compliance Department

In order to comply with the obligation to disclose any employment or position I hold or have held to date, as outlined in the HR Ratings Code of Conduct, I, _____, holding the position of _____ at HR Ratings, state as follows:

☐   I do not hold or perform any job or position with any issuer, entity, or company.

☐   I hold the following job(s) or position(s) in the following company/companies:

Issuer, entity or company	Job or position (indicate your duties)	Start date	Duration of the position

I also authorize HR Ratings to disclose the information included in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

_____
(Employee or board member name, position and signature)

Instructions:
(i)   New hires must complete this form. The foregoing is without prejudice to HR Ratings employees who must request the authorization of the Agency's Compliance Officer to perform any of the activities mentioned in section IX of the HR Ratings Code of Conduct in accordance with the form included in Appendix 9 to the Code of Conduct.
(ii)   In addition, all employees and board members will complete this form every 6 (six) months, indicating their activities or positions outside of HR Ratings.

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APPENDIX 9

Request for permission to work outside of HR Ratings

——————————— , ———

HR Ratings Chief Compliance Department

In compliance with the obligation outlined in section IX "Outside Activities" of the Code of Conduct of HR Ratings de México, S.A. de C.V. (HR Ratings), I hereby inform you that it is my intention to accept employment and/or to engage in the following activity outside of HR Ratings:

Company, entity, or institution: _____

Position: _____

Activity: _____

_____

For reasons of the above, I hereby request your approval to engage in the activity and/or accept the position indicated above.

I also authorize HR Ratings to disclose the information in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

_____
(Employee, shareholder, board member, manager or analyst name, position and signature)

Instructions:
This form must be completed by employees that intend to accept any position, or provide any service, paid or unpaid, outside of HR Ratings.

LIC. OLIVIA CÁRDENAS L.
PERITO TRADUCTOR AUTORIZADO
POR EL H. TRIBUNAL SUPERIOR
DE JUSTICIA DE LA CDMX

[Logo: HR Ratings, *Credit Rating Agency*]

APPENDIX 10

Report of unethical conduct

—————— —,——————

HR Ratings Chief Compliance Department

I hereby inform you of the following conduct, situation, or activity that is illicit, unethical, or violates the principles outlined in the internal regulations in order to comply with the terms of the HR Ratings Code of Conduct:

_____

_____

_____

I authorize HR Ratings to disclose the information included in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

_____
(Employee, manager or board member name, position and signature)

Instructions:
 (i) This form must be completed by HR Ratings employees, managers and/or board members upon learning of the illicit or unethical conduct, situation, or activity.
 (ii) This type of report may also be submitted verbally or anonymously, through the anonymous complaints section in the "Contact" section on the HR Ratings website.

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APPENDIX 11

Criteria for determining the severity of violations of company rules

Types of violations or non-compliance

- Of policies on Independence and Conflicts of Interest

- Of policies to prevent the misuse of Non-Public, Confidential, or Privileged Information

- Of policies included in the Manuals in general

Sanction according to the severity of the fault or violation

Severity	Sanction
Minor	Verbal warning
Moderate	Written warning
Serious	Suspension
Very serious	Dismissal

The following criteria will be considered when determining the severity of the violation or non-compliance:

Criteria	Severity
Sexual harassment	Very serious
There was intent (the person knowingly acted with the intention of committing a violation)	Very serious
There was personal gain or benefit for a third party	Very serious
The Agency's image or equity was damaged	Serious or Very serious
A rating was affected	Serious
The violation was covered up	Moderate or Serious
Recommendations were not followed	Moderate or Serious
Recurrence	Moderate or Serious
First offense	Minor
Error without consequences	Minor

Note: The sanction may be reduced if the offender accepts they committed the violation and makes amends.

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APPENDIX 12

Report on Loans, Credits, Goods, Yields and/or Services

_____ ____ _____

HR Ratings Chief Compliance Officer

In order to comply with the obligation to disclose the loans, credits, goods, performances, services, or any other business relationship or dealings I have obtained or am in the process of obtaining from any financial entity or person to whom HR Ratings provides rating services, which could represent a conflict of interest as outlined in the HR Ratings Code of Conduct, I report the following:

Loans or credits obtained, or in the process of being obtained, at better than market conditions

Financial entity or person	Type of loan	Loan amount	Use of the loan	Term & rate	Date obtained

Goods obtained, or in the process of being obtained, at better than market conditions

Financial entity or person	Description of the good	Market price for the good	Price at which the good was obtained	Date of purchase

Yields obtained, or in the process of being obtained, at better than market conditions

Financial entity	Savings account number	Savings amount	Savings account rate	Date savings account opened

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Services obtained, or in the process of being obtained, at better than market conditions

Entity or person	Type of service	Fees charged by the Client & discount obtained	Term of the service	Date of the service

Other business relations or dealings obtained, or in the process of being obtained, at better than market conditions

Entity or person	Business conducted with the client	Benefit that would be obtained at better than market conditions	Duration of the business	Date on which the business was finalized

I authorize HR Ratings to investigate, at its discretion, any potential conflict of interest related to this report.

I also authorize HR Ratings to disclose the information included in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

_____

(Analyst name, position and signature)

Instructions:
- (i)   This report must be completed by newly hired analysts.
- (ii)   This report must also be completed by senior analysts or analysts that have received or are in the process of obtaining a loan, credit, or service from any HR Ratings Client, provided the loan, credit, or service has been or will be obtained at better than market conditions.
- (iii)   If none of the conditions indicated in this Appendix apply to you, indicate "Not applicable".

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APPENDIX 13

Gift Report

	Sent by:		Sent to:		Type of Gift			Observations
Date	Company	Person	Employee	Position	Description	Amount	Estimated Value	Date returned

[Logo: HR Ratings, *Credit Rating Agency*]

——————— ——, ———

Mexico City

I, _____, state that I have read, understood and initialed the entire HR Ratings "Code of Conduct" currently in force and that I agree to be bound by its content. In addition, I am obliged to endorse this Code semiannually, along with any updates, via the Agency's internal electronic system. (HTRON).

_____
(signature)